Filed by CBOT Holdings, Inc.

Subject Company—CBOT Holdings, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

File No. 333-72184

[CBOT LOGO]

For Immediate Release	Contact:	Melissa Jarmel
312-435-7137
news@cbot.com

CBOT 2004 NET INCOME RISES 37 PERCENT TO ALL-TIME RECORD LEVEL

CHICAGO, March 11, 2005 – The Chicago Board of Trade (CBOT®) announced today that net income in 2004 rose 37 percent to an all-time high of $42.0 million, compared with $30.7 million in 2003.

Revenue for the year held nearly steady at $380.2 million, versus $381.3 million, with significant increases in trading volume partially offsetting declines associated with revisions made to the Exchange’s trading fee structure in 2004.

In the fourth quarter of 2004, the CBOT reported a net loss of $2.7 million, which includes $3.5 million in costs associated with the settlement of the Minority Member lawsuit and the previously announced return of an assessment of $9.3 million that the Exchange levied on its membership in January 2004.

Fourth quarter revenue was $83.6 million, versus $98.9 million in the same period the prior year, with declines associated with revisions made to the Exchange’s trading fee structure in 2004 and the impact of the return of a membership assessment of $9.3 million contributing to the decline.

CBOT President and CEO Bernard W. Dan said, “Last year was the most successful in CBOT history by multiple standards of measurement – the Exchange posted record financial results, volume in every major complex eclipsed prior all-time highs, and seat prices reached new record levels.”

“This performance came against a backdrop of unprecedented competition within the futures industry and is a testimony to the Exchange’s sound and prudent business model. In 2005, the CBOT remains committed to the same efforts and initiatives that contributed to its success of 2004: providing its customers with cutting-edge, premier technology, expanding access to its markets globally, and delivering the highest possible caliber of service to market users.”

Trading volume in 2004 reached the highest annual total ever recorded in Exchange history. Annual volume rose 32 percent over the prior year to 599,994,386 contracts, making 2004 the third consecutive record-breaking year for the CBOT. Average daily volume in 2004 increased to 2.4 million contracts from 1.8 million contracts in 2003.

For more information about the CBOT’s products and markets, please log onto the Exchange Website at www.cbot.com.

CBOT Holdings, Inc. (“CBOT Holdings”) has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, including a proxy statement and prospectus, relating to the restructuring of the Board of Trade of The City of Chicago, Inc. (“CBOT”), which has been declared effective by the SEC. CBOT members are urged to read the proxy statement and prospectus included within the Registration Statement on Form S-4 and distributed to CBOT members on or about February 17, 2005, as well as other documents that CBOT Holdings or the CBOT has filed or will file with the SEC, because they contain or will contain important information for making an informed investment decision.

CBOT members may obtain a free copy of the final proxy statement and prospectus and other documents filed by CBOT Holdings or the CBOT at the SEC’s web site at www.sec.gov.

The CBOT and its directors and executive officers and CBOT Holdings and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the CBOT members in connection with the restructuring transactions described herein. Information regarding the special interests of these directors and executive officers in the restructuring transactions will be included in the proxy statement and prospectus of CBOT Holdings described above.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CHICAGO BOARD OF TRADE

CONSOLIDATED STATEMENTS OF INCOME

For the Year Ended December 31, 2004

(in thousands) [CBOT LOGO]

	Quarter Ended December 31,		Quarter Ended September 30,	Year Ended December 31,
	2004	2003	2004	2004	2003
REVENUES
Exchange Fees	$47,273	$74,026	$49,748	$204,004	$285,815
Clearing Fees	18,724	1,158	18,609	73,556	1,158
Quotations	16,116	13,735	16,119	64,234	55,850
Building	6,339	5,191	5,328	22,428	20,061
Services	3,363	3,513	3,133	12,828	16,059
Members’ Dues	(9,315)	—	—	—	—
Other Operating Revenue	1,137	1,285	638	3,143	2,359

Total Revenues	83,637	98,908	93,575	380,193	381,302

EXPENSES
Salaries and Benefits	17,226	16,605	16,923	70,046	64,122
Clearing Services	14,593	972	14,080	54,755	972
Depreciation and Amortization	12,254	10,396	11,507	46,011	32,869
Professional Services	8,795	7,734	6,389	27,910	28,155
General and Administrative Expenses	5,664	7,072	5,511	20,302	18,455
Building Operating Costs	6,502	6,044	5,899	24,315	25,042
Technology	10,575	17,391	8,905	36,953	56,116
Contracted License Fees	1,593	7,422	1,575	6,179	27,601
Programs	2,671	2,801	1,902	10,724	5,891
Interest	1,049	1,003	1,114	4,703	3,975
Litigation	3,500	—	—	3,500	—
Severance and Related Costs	185	650	(31)	572	1,290

Total Expenses	84,607	78,090	73,774	305,970	264,488

Income (Loss) from Operation	(970)	20,818	19,801	74,223	116,814
Provision for Income Taxes	1,595	(294)	7,837	32,809	22,511

Income Before Equity in Unconsolidated Subsidiary and Limited Partners’ Interest in Ceres Partnership	(2,565)	21,112	11,964	41,414	94,303
Equity in Loss of Unconsolidated Subsidiary—Net of Tax Effect	(106)	(184)	(121)	(479)	(656)
Limited Partners’ Interest in (Income) Loss of Ceres Partnership	(50)	(21,778)	323	1,050	(62,940)

Net Income (Loss)	(2,721)	(850)	12,166	41,985	30,707

BALANCE SHEET HIGHLIGHTS (in thousands)
			December 31, 2004	December 31, 2003
Unrestricted Cash			$91,165	$137,127
Current Assets			$171,962	$200,157
Total Assets			$460,416	$483,981
Current Liabilities			$92,888	$84,535
Long Term Debt			$31,074	$50,045
Total Liabilities			$166,825	$169,758
Members’ Equity			$293,591	$251,283